                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2009

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release relating to Registrant's third quarter 2009 results.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Adi Livneh
                                          ------------------
                                          Adi Livneh
                                          Chief Executive Officer

Date: November 30, 2009

                    TEFRON REPORTS THIRD QUARTER 2009 RESULTS

MISGAV, ISRAEL, NOVEMBER 30, 2009 - TEFRON LTD. (OTC:TFRFF; TASE:TFRN), a
leading producer of seamless intimate apparel and engineered-for-performance
(EFPTM) active wear, today announced financial results for the Third quarter of
2009.

THIRD QUARTER 2009 RESULTS

Third quarter revenues were $21.0 million, representing a 45.1% decrease from the third quarter of 2008 revenues of $38.3 million. The decrease in revenues in the quarter was due to a decrease in sales in all the Company's product lines, primarily due to the worldwide economic slowdown.

The Company reported a gross loss in the quarter of $5.5 million, compared with a gross loss of $1.9 million in the Third quarter of 2008. Operating loss for the quarter was $9.3 million, as compared with an operating loss of $7.1 million in the Third quarter of 2008. Net loss for the quarter was $8.3 million, or $3.9 loss per diluted share, as compared with net loss of $5.8 million, or $2.7 per diluted share, in the third quarter of 2008.

The decline in gross and operating margins in the quarter compared with the third quarter of 2008 was primarily due to the significant decline in revenues which exceeded the corresponding decline in our fixed expenses, that resulted from the implementation of our efficiency plan and the devaluation of the US
Dollar versus the New Israeli Shekel.

RESULTS FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009

Revenues in the nine months of 2009 were $93.3 million, representing a 32.4%
decrease from nine months of 2008 revenues of $137.9 million. The decrease in revenues was due to a decrease in sales of both the active-wear and intimate apparel product lines.

The 2009 nine months period gross loss was $1.6 million compared to a gross margin of $8.7 in the nine months period of 2008. Operating loss was $15.3 million compared to an operating loss of $8.4 million in the nine months of
2008. Net loss was $12.7 million, or $6.0 loss per diluted share, compared with net loss of $8.6 million, or $4.0 per diluted share, in the nine months of 2008.
These decreases in margins were due to the significant decline in sales, which exceeded the corresponding decline in our fixed expenses, that resulted from the implementation of our efficiency plan and due to maintenance costs associated with new sales offices that we opened in 2009.

ABOUT TEFRON
--------------------------------------------------------------------------------

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIMWEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, J.C. PENNEY, MAIDENFORM, LULULEMON
ATHLETICA, WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, SWIMWEAR ANYWHERE, AND EL
CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS. THE
COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS,
LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIMWEAR, BEACH WEAR AND
ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    THE LIQUIDITY CHALLENGES THAT WE FACE;

     o    OUR DEPENDENCE ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS AND ON THEIR
          CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES OR ON THE SAME
          TERMS AND THEIR ABILITY TO MEET THEIR PAYMENT OBLIGATIONS TO US;

     o    THE EFFECT OF THE WORLDWIDE RECESSION ON OUR TARGET MARKETS AND THE
          CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT AND OUR FAILURE TO MEET OUR FINANCIAL COVENANTS IN OUR BANK LOAN
          AGREEMENTS;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
          TRENDS;

     o    FLUCTUATIONS IN INFLATION AND CURRENCY EXCHANGE RATES;

     o    COST INCREASE IN THE PURCHASE OF FINISH PRODUCTS OR PRODUCTION
          SERVICES;

     o    THE LIMITATIONS AND RESTRICTIONS IMPOSED BY OUR SUBSTANTIAL DEBT
          OBLIGATIONS;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION);

     o    POLITICAL, ECONOMIC AND SOCIAL RISKS ASSOCIATED WITH INTERNATIONAL
          BUSINESS AND RELATING TO OPERATIONS IN ISRAEL.

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING
          PROCESS, IN PARTICULAR THE SEWING, DYEING AND FINISHING PROCESS;

ABOUT TEFRON (CONT.)
--------------------------------------------------------------------------------

     o    THE FLUCTUATING COSTS OF RAW MATERIALS; AND

     o    DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE OF
          OUR MACHINERY.

--------------------------------------------------------------------------------
AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:
ERAN ROTEM
CHIEF FINANCIAL OFFICER
+972 4 990 0803
reran@tefron.com

TABLE 1: SALES BY SEGEMENT
--------------------------------------------------------------------------------

                 Nine months ended         Nine months ended          Three months ended        Three months ended              Year ended
                 September 30, 2009        September 30, 2008         September 30, 2009         September 30, 2008          December 31, 2008
              ------------------------   ------------------------  -------------------------  -------------------------  ------------------------
Segment       USD Thousands % of total   USD Thousands % of total  USD Thousands  % of total  USD Thousands  % of total  USD Thousands % of total
-------       ------------- ----------   ------------- ----------  -------------  ----------  -------------  ----------  ------------- ----------

Cut & sew        44,469        47.7%        70,950        51.5%         7,174        34.1%        13,710        35.8%        87,564        50.4%
Seamless         48,794        52.3%        66,915        48.5%        13,844        65.9%        24,572        64.2%        86,265        49.6%
Total            93,263       100.0%       137,865       100.0%        21,018       100.0%        38,282       100.0%       173,829       100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                        Nine months ended           Nine months ended        Three months ended          Three months ended            Year ended
                       September 30, 2009          September 30, 2008        September 30, 2009          September 30, 2008        December 31, 2008
                     ------------------------   ------------------------  -------------------------   -------------------------  ------------------------
Product line         USD Thousands % of total   USD Thousands % of total  USD Thousands  % of total   USD Thousands  % of total  USD Thousands % of total
------------         ------------- ----------   ------------- ----------  -------------  ----------   -------------  ----------  ------------- ----------

Intimate Apparel        48,749        52.3%        72,281        52.4%        15,957        75.9%        24,221        63.3%        93,683        53.9%
Active wear             17,774        19.1%        39,550        28.7%         3,826        18.2%        12,353        32.3%        47,189        27.1%
Swimwear                26,740        28.7%        26,034        18.9%         1,235         5.9%         1,708         4.5%        32,957        19.0%
Total                   93,263       100.0%       137,865       100.0%        21,018       100.0%        38,282       100.0%       173,829       100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             SEPTEMBER 30,          DECEMBER 31,
                                                        -----------------------       --------
                                                          2009           2008           2008
                                                        --------       --------       --------
                                                               UNAUDITED              AUDITED
                                                        -----------------------       --------
ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                            $  5,326       $  3,614       $  1,566
   Marketable securities                                     837              -            847
   Trade receivables, net                                 16,258         26,031         23,446
   Other accounts receivable and prepaid expenses          2,933          4,740          4,558
   Inventories                                            20,046         30,884         32,125
                                                        --------       --------       --------

 TOTAL current assets                                     45,400         65,269         62,542
                                                        --------       --------       --------

 NON CURRENT ASSETS:
   Subordinated note                                           -          3,000          2,700
   Marketable securities                                       -          1,587              -
   Deferred taxes, net                                     1,449              -              -
   Fixed assets, net                                      58,712         67,805         64,469
   Goodwill and other intangible assets, net               1,554          2,236          2,021
                                                        --------       --------       --------
                                                          61,715         74,628         69,190
                                                        --------       --------       --------

 TOTAL assets                                           $107,115       $139,897       $131,732
                                                        ========       ========       ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                        SEPTEMBER 30,             DECEMBER 31,
                                                                  --------------------------        ---------
                                                                    2009             2008             2008
                                                                  ---------        ---------        ---------
                                                                          UNAUDITED                  AUDITED
                                                                  --------------------------        ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                         $  16,956        $   8,351        $  24,809
   Trade payables                                                    18,615           26,365           25,167
   Other accounts payable and accrued expenses                        5,824            9,348            7,636
                                                                  ---------        ---------        ---------

 TOTAL current liabilities                                           41,395           44,064           57,612
                                                                  ---------        ---------        ---------

 NON CURRENT LIABILITIES:
   Long-term loans from banks (net of current maturities)             8,222           12,372                -
   Liabilities in respect of employee benefits                        1,543            1,620            2,169
   Long-term accounts payable - institutions                            778                -            1,309
   Deferred taxes, net                                                4,048            8,942            6,897
                                                                  ---------        ---------        ---------

                                                                     14,591           22,934           10,375
                                                                  ---------        ---------        ---------

 SHAREHOLDERS' EQUITY:
    Ordinary shares                                                   7,518            7,518            7,518
   Additional paid-in capital                                       107,492          107,020          107,104
   Accumulated deficit                                              (56,477)         (34,523)         (43,739)
   Less - 99,740 Ordinary shares in treasury, at cost                (7,408)          (7,408)          (7,408)
   Other capital reserves                                                 4               45               23
                                                                  ---------        ---------        ---------

 Total equity attributable to equity holders of the Company          51,129           72,652           63,498
 Employee stock options in a subsidiary                                   -              247              247
                                                                  ---------        ---------        ---------

 TOTAL shareholders' equity                                          51,129           72,899           63,745
                                                                  ---------        ---------        ---------

 TOTAL liabilities and shareholders' equity                       $ 107,115        $ 139,897        $ 131,732
                                                                  =========        =========        =========

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                     NINE MONTHS                   THREE MONTHS ENDED            YEAR ENDED
                                                  ENDED SEPTEMBER 30,                  SEPTEMBER 30,             DECEMBER 31
                                              --------------------------        --------------------------        ---------
                                                 2009             2008            2009              2008            2008
                                              ---------        ---------        ---------        ---------        ---------
                                                                       UNAUDITED                                   AUDITED
                                              ------------------------------------------------------------        ---------
                                                                 $ IN THOUSANDS (EXCEPT PER SHARE DATA)
                                              -----------------------------------------------------------------------------

 Sales                                        $  93,263        $ 137,865        $  21,018        $  38,282        $ 173,829
 Cost of sales                                   94,902          129,199           26,542           40,143          167,557
                                              ---------        ---------        ---------        ---------        ---------

 Gross profit (loss)                             (1,639)           8,666           (5,524)          (1,861)           6,272

 Selling and marketing expenses                  10,925           12,538            3,138            3,934           16,959
 General and administrative expenses              2,745            4,520              652            1,264            6,406
 Other expenses                                       -                -                -                -            2,135
                                              ---------        ---------        ---------        ---------        ---------

 Operating loss                                 (15,309)          (8,392)          (9,314)          (7,059)         (19,228)

 Other expenses                                   1,285                -            1,285                -                -
 Financing income                                (2,425)            (525)            (270)            (195)            (319)
 Financing expenses                               2,839            3,482              744              855            3,347
                                              ---------        ---------        ---------        ---------        ---------

 Finance expenses, net                              414            2,957              474              660            3,028
                                              ---------        ---------        ---------        ---------        ---------

 Loss before taxes on income                    (17,008)         (11,349)         (11,073)          (7,719)         (22,256)
 Tax benefit                                      4,270            2,788            2,810            1,969           (4,677)
                                              ---------        ---------        ---------        ---------        ---------

 Loss                                         $ (12,738)       $  (8,561)       $  (8,263)       $  (5,750)       $ (17,579)
                                              =========        =========        =========        =========        =========

 LOSS PER SHARE, ATTRIBUTABLE TO EQUITY
   HOLDERS OF THE COMPANY ($)
Basic and diluted loss                             (6.0)            (4.0)            (3.9)            (2.7)            (8.3)
                                              =========        =========        =========        =========        =========

                                       10

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                         NINE MONTHS                 THREE MONTHS ENDED           YEAR ENDED
                                                      ENDED SEPTEMBER 30,                SEPTEMBER 30,            DECEMBER 31
                                                  --------------------------      --------------------------      ----------
                                                     2009            2008            2009            2008            2008
                                                  ----------      ----------      ----------      ----------      ----------
                                                                          UNAUDITED                                 AUDITED
                                                  ----------------------------------------------------------      ----------
                                                                                $ IN THOUSANDS
                                                  --------------------------------------------------------------------------

OPERATING ACTIVITIES:
Loss                                              $  (12,738)     $   (8,561)     $   (8,263)     $   (5,750)     $  (17,579)

  Depreciation of fixed assets and intangible
  assets                                               6,744           6,475           2,263           2,139           8,925
  Impairment of fixed assets                               -               -               -               -           2,135
  Inventories write-off                                2,224           2,473           1,364           1,830           4,523
  Impairment of marketable securities                      -             313               -             313             553
  Share-based payment expenses                           141             403              32              52             487
  Loss (gain) from sale of fixed assets                  (17)            (21)              -              (2)            188
  Gain from sale of marketable securities                  -             (22)              -               -             (22)
  Deferred taxes, net                                 (4,298)         (3,256)         (2,830)         (1,239)         (5,558)
  Change in employee benefit liabilities,
   net                                                  (626)            135              (7)            191             420
  Interest and amortization of marketable
   securities                                              -            (263)              -               -            (263)
  Interest on deposits                                     -             (75)              -               -             (75)
  Loss from early repayment of subordinated
   note                                                1,285               -           1,285               -               -
  Taxes on income                                      1,059               -             421               -               -
  Financing expenses, net                                797           3,767             490           3,444           1,536
                                                  ----------      ----------      ----------      ----------      ----------

                                                       7,309           9,929           3,018           6,728          12,849
                                                  ----------      ----------      ----------      ----------      ----------
  Changes in asset and liability items:

  Decrease in trade receivables                        7,188           3,002           7,865           9,893           5,587
  Decrease (increase) in other accounts
   receivable                                          1,316             500            (183)           (179)            488
  Decrease (increase) in inventory                     9,855             315              42          (1,494)         (3,051)
  Increase (decrease) in trade payables               (6,552)         (3,355)          1,740          (1,545)         (4,553)
  Decrease in other accounts payable                  (2,686)         (2,415)           (526)         (3,323)            (96)
                                                  ----------      ----------      ----------      ----------      ----------

                                                       9,121          (1,953)          8,938           3,352          (1,625)
                                                  ----------      ----------      ----------      ----------      ----------

Cash paid and received during the period for:

Interest paid                                           (679)           (994)           (434)           (632)         (1,528)
Interest received                                        296             184             264              59             165
Taxes paid                                            (1,059)              -            (421)              -               -
                                                  ----------      ----------      ----------      ----------      ----------

                                                      (1,442)           (810)           (591)           (573)         (1,363)
                                                  ----------      ----------      ----------      ----------      ----------

Net cash from (used in) operating activities           2,250          (1,395)          3,102           3,757          (7,718)
                                                  ----------      ----------      ----------      ----------      ----------

                                       11

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                NINE MONTHS                  THREE MONTHS ENDED          YEAR ENDED
                                                             ENDED SEPTEMBER 30                 SEPTEMBER 30             DECEMBER 31
                                                         --------------------------      --------------------------      ----------
                                                            2009            2008            2009            2008            2008
                                                         ----------      ----------      ----------      ----------      ----------
                                                                                  UNAUDITED                                AUDITED
                                                         ----------------------------------------------------------      ----------
                                                                                      $ IN THOUSANDS
                                                         --------------------------------------------------------------------------

INVESTING ACTIVITIES:

Purchase of fixed assets                                       (465)         (2,877)           (160)           (840)         (3,151)
Purchase of intangible assets                                   (56)           (186)            (16)            (39)           (223)
Acquisition of operations (a)                                   (71)           (300)            (71)           (300)           (300)
Proceeds from sale of fixed assets                               18              35               -              14              35
Proceeds from early repayment of subordinated note            1,715               -           1,715               -               -
Proceeds from sale of marketable securities, net                  -           5,914               -               -           5,914
Proceeds from repayment of deposits, net                          -           6,638               -            (500)          7,138
                                                         ----------      ----------      ----------      ----------      ----------

Net cash from (used in) investing activities                  1,141           9,224           1,468          (1,665)          9,413
                                                         ----------      ----------      ----------      ----------      ----------

FINANCING ACTIVITIES:

Short-term credit from banks, net                             3,482           4,200             956           1,358           9,323
Repayment of long-term loans                                 (3,113)         (8,799)         (1,037)         (1,039)         (9,836)
Proceeds from long-term loans                                     -           6,000               -               -           6,000
Dividends paid to shareholders                                    -          (8,000)              -               -          (8,000)
                                                         ----------      ----------      ----------      ----------      ----------

Net cash from (used in) financing activities                    369          (6,599)            (81)            319          (2,513)
                                                         ----------      ----------      ----------      ----------      ----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              3,760           1,230           4,489           2,411            (818)
CASH AND CASH EQUIVALENTS AT THE START OF THE PERIOD          1,566           2,384             837           1,203           2,384
                                                         ----------      ----------      ----------      ----------      ----------

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD       $    5,326      $    3,614      $    5,326      $    3,614      $    1,566
                                                         ==========      ==========      ==========      ==========      ==========

                                       12